Filed Pursuant to Rule 424(b)(3)

Registration No. 333-274666

PROSPECTUS SUPPLEMENT NO. 2

(To Prospectus dated April 12, 2024)

Mobile Infrastructure Corporation

Up to 37,156,865 Shares of Common Stock

Warrant to Purchase 2,553,192 Shares of Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus, dated April 12, 2024 (the “Prospectus”), with (i) certain information contained in Exhibit 99.1 relating to Item 2.02 in our Current Report on Form 8-K, furnished to the Securities and Exchange Commission (the “SEC”) on May 15, 2024 (the “Current Report”) and (ii) the information contained in Item 5.02 in our Current Report, filed with the SEC. The information from Exhibit 99.1 included in the Prospectus is limited to: the headings “First Quarter Business and Financial Highlights” and the bullets appearing directly thereunder, “Financial Results” and the paragraphs appearing directly thereunder; and “Discussion and Reconciliation of Non-GAAP Measures” and the paragraphs appearing directly thereunder, including the explanations of our non-GAAP financial measures; and the financial tables presenting the preliminary, unaudited consolidated balance sheets, consolidated statements of operations and non-GAAP financial measures and reconciliation to GAAP results. No other information included in Exhibit 99.1, Item 2.02 or Item 7.01 in our Current Report, is included in the Prospectus. Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees of:

(A)	up to 37,156,865 shares of our common stock, par value $0.0001 per share (the “Common Stock”), consisting of:

(i)	3,937,246 shares of Common Stock issued as merger consideration to Color Up (as defined in the Prospectus) in connection with the consummation of the Merger (as defined in the Prospectus) based upon an implied equity consideration value of $10.00 per share; in 2021, Color Up purchased 2,624,831 shares of Legacy MIC Common Stock (as defined in the Prospectus) at a price per share of $11.75, which shares were exchanged in the Merger for the 3,937,246 shares of Common Stock for an effective price per share of approximately $7.83; as of the date of this prospectus supplement, Color Up beneficially owns approximately 37% of our Common Stock;

(ii)	up to 2,553,192 shares of Common Stock issuable upon the exercise of a warrant to purchase Common Stock (the “Warrant”) at an exercise price of $7.83 per share, owned by Color Up, which was initially a warrant to purchase 1,702,128 shares of Legacy MIC Common Stock at an exercise price of $11.75 per share, and which was assumed and converted into the Warrant in connection with the Merger;

(iii)	907,000 shares of Common Stock issued upon the conversion of Class A ordinary shares, par value $0.0001 per share, of Fifth Wall Acquisition Corp. III, a Cayman Islands exempted company (“FWAC”), in connection with the Domestication (as defined in the Prospectus) that were originally purchased by Fifth Wall Acquisition Sponsor III LLC, a Cayman Islands limited liability company (“Sponsor”), in a private placement, which occurred simultaneously with the initial public offering of FWAC, at $10.00 per share for an aggregate purchase price of $9,070,000;

(iv)	2,020,000 shares of Common Stock issued upon the conversion of Class B ordinary shares, par value $0.0001 per share, of FWAC, in connection with the Domestication, originally purchased by the Sponsor for approximately $0.003 per share, comprised of (a) 1,900,000 shares of Common Stock held by the Sponsor and (b) 120,000 shares of Common Stock transferred by the Sponsor to four former directors of FWAC;

(v)	13,787,462 shares of Common Stock issuable upon the conversion of 46,000 shares of our Series 2 Convertible Preferred Stock, par value $0.0001 per share, upon the earlier to occur of (a) December 31, 2023 and (b) a change in control of us, purchased by the Preferred PIPE Investors (as defined in the Prospectus) for $1,000 per share for an aggregate purchase price of $46,000,000, inclusive of 1,253,404 shares of Common Stock issuable to the Preferred PIPE Investors upon the conversion of Dividends (as defined in the Prospectus), resulting in an effective purchase price of approximately $3.34 per share; and

(vi)	up to 13,951,965 shares of Common Stock issuable in the event of our election to issue shares of Common Stock in lieu of cash payments upon redemption of Common Units (as defined in the Prospectus); of such shares 11,242,635 shares of Common Stock are potentially issuable to Color Up at an effective purchase price of approximately $7.83 per share and 2,709,330 shares are potentially issuable to HSCP Strategic III, L.P., an entity controlled by Jeffrey B. Osher, a member of our Board, at an effective purchase price of approximately $7.38 per share; and

(B)	the Warrant.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

Our Common Stock is listed on the NYSE American LLC under the symbol “BEEP.” On May 14, 2024, the closing price of our Common Stock was $3.60. The Warrant will not be listed for trading.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and are subject to reduced public company reporting requirements. The Prospectus and this prospectus supplement comply with the requirements that apply to an issuer that is an emerging growth company.

See the section titled “Risk Factors” beginning on page 9 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 15, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 15, 2024

MOBILE INFRASTRUCTURE CORPORATION

(Exact name of registrant as specified in its charter)

Maryland	001-40415	98-1583957
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

30 W. 4th Street Cincinnati, Ohio	45202
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (513) 834-5110

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	BEEP	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On May 15, 2024, Mobile Infrastructure Corporation (the “Company”) issued a press release (the “Earnings Press Release”) regarding the Company’s financial results for its first fiscal quarter ended March 31, 2024. A copy of the Earnings Press Release is furnished hereto as Exhibit 99.1.

The information contained in this Item 2.02 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On May 15, 2024, the board of directors (the “Board”) of the Company announced that it appointed Paul Gohr, age 42, as Chief Financial Officer of the Company, effective May 16, 2024 (the “Effective Date”). In addition, in connection with Mr. Gohr’s appointment, the Company announced that Stephanie Hogue, the Company’s current President, Chief Financial Officer, Secretary and Treasurer, resigned from her role as Chief Financial Officer of the Company, effective as of the Effective Date. Ms. Hogue will remain the Company’s President, Secretary and Treasurer.

From 2014 to 2023, Mr. Gohr served as Chief Accounting Officer and Vice President of Corporate Finance of CECO Environmental Corp. (NASDAQ: CECO), a leading environmentally focused, diversified industrial company whose solutions protect people, the environment, and industrial equipment across the globe. In this role, Mr. Gohr lead several corporate functions including finance, accounting, treasury, and tax. From 2004 to 2014, Mr. Gohr served in various roles of increasing responsibility within Grant Thornton LLP, a global public accounting firm, most recently as a Senior Manager of Audit Services. While at Grant Thornton LLP, Mr. Gohr served a broad base of both public and private companies, many of which were growth oriented and acquisitive in nature. Mr. Gohr is a Certified Public Accountant. Mr. Gohr earned a Bachelor’s degree in Business, Accountancy and a Masters of Accountancy degree from Miami University.

In connection with Mr. Gohr’s appointment as Chief Financial Officer, the Company entered into an offer letter with Mr. Gohr (the “Offer Letter”). Pursuant to the Offer Letter, for fiscal year 2024 Mr. Gohr will be entitled to receive (i) an annualized base salary of $300,000, (ii) a target annual bonus of $100,000 (or 33% of his annual base salary), prorated for the portion of the fiscal year served after the Effective Date, (iii) a grant of restricted stock units (“RSUs”) with a grant date fair market value of $400,000, of which (A) fifty percent (50%) of the RSUs will vest in three equal installements on the anniversary of the Effective Date and (B) fifty percent (50%) of the RSUs will vest upon the satisfaction of performance conditions to be set by the compensation committee of the Board and (iv) a one time grant of 200,000 RSUs, of which (A) fifty percent (50%) of the RSUs will vest if the volume-weighted average price (“VWAP”) per share of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), for any five-day period equals or exceeds $13.00 per share on or prior to December 31, 2026 and (B) fifty percent (50%) of the RSUs will vest if the VWAP per share for any five-day period equals or exceeds $16.00 per share on or prior to December 31, 2028. In addition, Mr. Gohr will be eligible to participate in the health insurance, life insurance, disability benefits, other welfare programs and retirement plans that will be provided generally to employees of the Company. Mr. Gohr’s employment with the Company may be terminated at-will by either party at any time and for any reason, with or without cause or notice. In the event of a change of control of the Company within the first 12 months of Mr. Gohr’s employment at the Company, Mr. Gohr will be entitled to receive an amount equal to his annual cash compensation.

There is no arrangement or understanding between Mr. Gohr and any other person(s) pursuant to which he was appointed to serve as Chief Financial Officer, and Mr. Gohr does not have any family relationships with any of the officers or directors of the Company. Mr. Gohr has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K promulgated under the Exchange Act.

The foregoing description of the Offer Letter is not complete and is qualified in its entirety by reference to the full text of the Offer Letter filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On May 15, 2024, the Company made available on its website at https://ir.mobileit.com the Earnings Press Release regarding the Company’s financial results for its first fiscal quarter ended March 31, 2024.

In addition, on May 15, 2024, the Company issued a press release (“Appointment Press Release”) announcing the appointment of Mr. Gohr as the Company’s new Chief Financial Officer. A copy of the Appointment Press Release is furnished as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.

The information contained in this Item 7.01 shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or incorporated by reference in any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

10.1	Offer Letter, dated as of May 1, 2024, by and between Mobile Infrastructure Corporation and Paul Gohr.

99.1	Earnings Press Release, dated May 15, 2024

99.2	Appointment Press Release, dated May 15, 2024

104	Cover Page Interactive Data file (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOBILE INFRASTRUCTURE CORPORATION

Date: May 15, 2024	By:	/s/ Stephanie Hogue
	Name:	Stephanie Hogue
	Title:	Chief Financial Officer

EXHIBIT 10.1

Employment Offer Letter

April 27, 2024

Dear Paul:

I am pleased to provide you with the terms and conditions of your employment with Mobile Infrastructure Corporation (the “Company” or “Mobile”).

1. Position. Effective May 16, 2024, your position will be that of Chief Financial Officer, reporting to the Chief Executive Officer and President of Mobile Infrastructure Corporation. You will perform your duties in Cincinnati, Ohio at our headquarter office location located at 30 West 4th Street, Cincinnati, OH. Through your leadership of the team reporting to you, you will be responsible for the following duties, which include but are not limited to:

Immediate Objectives:

●	Ensure timely and accurate internal and external financial reporting (including all SEC filings) and cogent memos/explanations of performance (including MD&A).
●	Establish and maintain a sound and SOX-compliant internal control environment, working to remediate material weaknesses in 2024.
●	Work with the CEO, President and Asset management team to build and maintain a financial planning and budgeting framework.
●	Oversee business analytics, dashboards and ad hoc profitability analyses to illuminate performance and/or key performance drivers.
●	Monitor financial performance vis-à-vis budget and prior period results and investigate/analyze significant variances and trends, assisting the CEO and President in developing a story behind the numbers for the board and external stakeholders.
●	Oversee internal treasury and cash management activities to ensure cash flow is maximized.
●	Work closely with senior leadership on M&A and lead the integration of acquired entities and properties.
●	Lead, develop and, as necessary, augment the finance and accounting team to execute the responsibilities listed above.

Ongoing Objectives:

●	Establish strong, partner-like relationships with the CEO and President, other members of the senior leadership team and board of directors, based on deep financial acumen and knowledge of the Company’s business, strategy, plans and performance. Anticipate key issues and informational needs that will enhance shareholder value.
●	Ensure the Company continues to have sufficient access to capital, liquidity, and funding sources, in order to support ambitious growth initiatives and M&A. Regularly review financial risk policies and exposures to confirm prudent processes are in place.
●	In partnership with the company’s Chief Executive Officer & President, evaluate and drive forward M&A opportunities. Assess the potential transaction to validate the investment thesis and objectively weigh its risks and rewards.
●	Develop quality relationships with key external constituencies including equity research analysts, institutional investors, rating agencies, and other key external advisors. Ensure the integrity of all financial and regulatory reporting, controls, processes and treasury systems. Maintain strong relationship with auditors and the Chair of the Audit Committee.
●	Elevate the Company’s brand and actively participate in relevant industry events.

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You agree to devote your full business time and best efforts, business judgment, skill and knowledge exclusively to the advancement of the business and interests of the Company and to the discharge of your duties and responsibilities for the Company.

2. Starting Date/Period of Employment. Your employment shall commence on 5/13/24 (Start Date). Your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause or notice.

3. Annual Cash Compensation. Your Base Salary will be an annualized amount of $300,000 less all applicable deductions and taxes, payable in accordance with the regular payroll practices of the Company. In addition, your Target Short Term Incentive bonus will be $100,000 (33% of your base salary, consistent with other NEOs), prorated for the year of employment if you are with the Company for less than one full calendar year. All Target Incentives will be reviewed by the Compensation Committee in January and paid shortly thereafter.

4. Annual Equity Compensation. Your annual compensation will also comprise of Long-Term Incentives in the form of restricted stock units (“RSUs”) with a target grant date fair value equal to $400,000. The Long-Term Incentives will vest as follows: 50% with time based vesting over three (3) years, with one-third (1/3) vesting on each anniversary of the grant date, and 50% vesting based on performance targets as set by the Compensation Committee, in each case subject to your continued employment and otherwise in accordance with the applicable award agreement.

5. One Time Awards. As recognition of Mobile’s excitement of you joining the Company and recognizing the importance of your role and alignment with the success of the Company, you will be granted a one-time Performance Grant, consisting of 200,000 RSUs with the following vesting conditions: (i) fifty percent (50%) of the RSUs will vest at such time as the market price of the Company’s common stock equals or exceeds $13.00 per share at any time on or prior to December 31, 2026; (ii) fifty percent (50%) of the RSUs will vest at such time as the market price of the Company’s common stock equals or exceeds $16.00 per share at any time on or prior to December 31, 2028, in each case subject to your continued employment and otherwise in accordance with the applicable award agreement.

6. Benefits. You are eligible to participate in the Company’s benefit plan offerings. The benefits elected during the Company’s Open Enrollment will be effective on your first date of employment.

Disclaimer. You agree that the benefits described will be provided in accordance with their respective plan texts, documents, or policies, as the case may be, and any issues as to entitlement or payment will be governed by the terms of such documents. You further agree that the Company may unilaterally, without notice or pay in lieu thereof, revise, change, add, delete, or eliminate these benefits, and that no such change shall be considered a constructive dismissal. You further understand that nothing contained herein shall obligate the Company to adopt any particular benefit plans or programs nor to maintain any such plans or programs.

7. Vacation. You will be eligible for vacation benefits as described in the Company’s vacation policy.

8. Changes in Terms and Conditions of Employment. You acknowledge and agree that your remuneration, reporting relationships, duties, and responsibilities may change over time, as the Company deems appropriate. You agree that any such change(s) will not constitute a violation of this agreement nor affect, change, void, or render unenforceable, any other part of this agreement.

Should the Company be sold within the first 12 months of your employment at Mobile Infrastructure, the Company will grant you one year of your Annual Cash Compensation to be paid 1) at the closing of a transaction, or 2) following a transition plan, set forth by the merging entities. You will retain your rights to renegotiate a contract amenable to you with the acquiring company in lieu of this agreement, should both parties desire to do so.

9. Outside Activities. While you are employed by the Company, you agree that you will not engage in any other gainful employment, business, or activity without the written consent of the Company. You further agree that during your employment with the Company, you will not assist any person or organization in competing with the Company, in preparing to compete with the Company or in hiring any employees of the Company or otherwise engage in any activity which represents a conflict of interest with the best interests of the Company. You also agree that while employed by the Company, you will not directly or indirectly engage in any business that is competitive in any manner with the business of the Corporation.

10. Expenses. The Company shall reimburse you, upon presentation of receipts and vouchers, for all reasonable expenses properly incurred by you in connection with the performance of your duties and in accordance with the Company’s established policies and practices as amended from time to time.

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11. Confidential Information & Work Product. You acknowledge that during your employment, you will have access to information about the Company and that your employment with the Company shall bring you into close contact with many confidential affairs of the Company, and its respective members, and information that you have a reasonable basis to know was accepted by the Company from any third party under obligations of confidentiality (collectively, “Confidential Information”). Confidential Information includes, but is not limited to, all information and materials of the Company, all Work Product (defined below), and all information and materials received by the Company from third parties, which is not generally publicly available, including, but not limited to, documents and information relating to the Company’s operating budget, expenses, revenues, and liabilities, financial data, plans, strategies, documents, and processes, and all other information and materials which are of a proprietary or confidential nature. In recognition of the foregoing, during and after your employment and until such time as the Confidential Information is available to the general public, you shall not, without the written consent of the Company, disclose or use or make available for anyone to use (except in the course of your employment and in furtherance of performing your duties, or as required by law) any Confidential Information and you shall use your best efforts to prevent the unauthorized publication or misuse of any Confidential Information; provided, however, that Confidential Information shall not include any information known generally to the public (other than as a result of unauthorized disclosure by you); or is lawfully obtained by you through means other than your employment with the Company. This provision shall be interpreted to require the maximum protection of Confidential Information permissible by applicable law.

You agree that any inventions, processes, designs, materials, products, developments, or discoveries (whether or not subject to patent, trademark, or copyright protection) that you may conceive, make, invent, develop, suggest, or reduce to practice during the course of your employment with the Company (whether individually or jointly with any other person or persons), relating in any way to the business or activities of the Company or the general industry of which the Company is a part (all of the foregoing being referred to as “Work Product”), shall, to the extent permitted by law, be a “work made for hire” within the definition of Section 101 of the Copyright Act (17 U.S.C. § 101), and shall remain the sole and exclusive property of the Company. To the extent any Work Product is not deemed to be a work made for hire within the definition of the Copyright Act, you with effect from creation of any and all Work Product, hereby assign, and agree to assign, to the Company all right, title, and interest in and to such Work Product, including but not limited to all Proprietary Rights, including all extensions and renewals thereof. You further agree to provide, without additional compensation, all assistance reasonably requested by the Company, both during and subsequent your employment with the Company, in the establishment, preservation, and enforcement of the Company’s rights in the Work Product. This provision shall survive the termination of this Agreement indefinitely.

a.	You agree to the following:

	(i)	The term “Proprietary Rights” will mean all trade secrets, trademarks, service marks, patents, copyrights, mask works, and other intellectual property rights throughout the world.
	(ii)	You agree that upon termination of your employment with the Company for any reason, you will immediately return to the Company all Confidential Information and any other property of the Company within your possession or under your control and shall not at any time thereafter reproduce or copy same.
	(iii)	Pursuant to 18 U.S.C. § 1833(b), you have been and are hereby advised that you shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (a) is made (i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (b) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

b.	Irreparable Injury. You acknowledge and agree that your breach of the obligations under this Paragraph 11 would cause irreparable injury and damage. You, therefore, expressly agree that the Company shall be entitled to injunctive and/or other equitable relief available under law to prevent a breach of those obligations, and to secure the enforcement, in addition to all other remedies available to the Company under this agreement or otherwise, in a court of competent jurisdiction.

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12. Other Understanding.

a.	This letter will constitute our entire agreement as to your employment by the Company and will supersede any prior agreements or understanding, whether in writing or oral. This letter may only be amended or modified in writing signed by both you and the Company. The headings in this letter are for convenience and reference only and are not intended to modify or affect the meaning of any of the terms in this letter.

b.	Upon your hire you will receive access to the Company’s policies, which summarize our benefits, work rules and policies. You agree to read and comply with these policies as a condition of your employment.

c.	You agree to avoid all activities and other actions that might conflict with, or that might appear to conflict with, the interests of the Company, to the fullest extent permitted by law.

d.	As required by federal immigration law, your employment with the Company is also contingent upon your providing legal proof of your identity and authorization to work in the United States. Such documentation must be provided to the Company within three (3) business days of your Start Date, or our employment relationship may be immediately terminated.

e.	By signing this agreement, you are representing to the Company that to the best of your knowledge, you are under no contractual commitments, including without limitation, any confidentiality, non- disclosure, non-competition agreement, or similar type of agreement with any third-party, that would restrict your ability to perform your duties or otherwise work for the Company.
f.	This agreement shall be construed in accordance with the laws of the State of Ohio.

We look forward to your favorable reply and to working with you. You may accept this offer of employment and the terms and conditions thereof by signing the enclosed additional copy of this letter agreement and returning it to me by May 1st, 2024, which execution will evidence your agreement to the terms and conditions set forth herein and therein and returning them to bonnie.morgan@mobileit.com.

Sincerely,

/s/ Stephanie Hogue
Name: Stephanie Hogue Title: President

ACCEPTED AND AGREED:

/s/ Paul Gohr

DATE: 5/1/2024

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Exhibit 99.1

Mobile Infrastructure Reports First Quarter 2024 Financial Results

—Parking Asset Portfolio Performance Substantially Ahead of Year-Ago Levels—

—Ongoing Conversion to Management Contracts Yielding Cost Savings—

—Re-affirm Full Year 2024 Guidance for Accelerated Growth in Parking Asset Portfolio Performance—

—Conference Call Will be Held Today at 4:30 PM ET—

CINCINNATI—(BUSINESSWIRE)—Mobile Infrastructure Corporation (NYSE American: BEEP), (“Mobile”, “Mobile Infrastructure” or the “Company”), owners of a diversified portfolio of parking assets throughout the United States, today reported results for the first quarter 2024 ended March 31, 2024.

Management Commentary

Commenting on the results, Manuel Chavez III, Chief Executive Officer, said “Our first quarter results were in line with our expectations and represented a solid start to the year. Year-on-year revenue growth of 24% reflected mid-single-digit organic growth and the accounting benefit of the shift from leased to management contracts at 26 of our properties. Organic growth in the quarter was led by increases in monthly contract parking revenues, and a pick-up in demand at parking assets adjacent to retail locations. Additionally, we leveraged our technology advantages and local insight in key markets to drive incremental demand for shorter-term monthly contracts to absorb excess capacity.

“As anticipated, our net operating income (“NOI”) increased at a double-digit rate, benefiting from the conversion to management contracts, which improved our operational insight and controls over asset-level profitability. We now are able to make real-time decisions with respect to staffing, repairs, and marketing spend that more closely align with projected revenue-generation and with our commitment to high-quality service levels at each location.

“We continue to enhance the value of our parking asset portfolio as we achieve further growth in net operating income. Since late 2022, when our portfolio was valued at over $520 million by an independent national real estate services firm, our net operating income has grown by nearly 10%.”

First Quarter Business and Financial Highlights

●	Total revenue was $8.8 million as compared to $7.1 million in the prior-year period.
●	Net loss attributable to common stockholders was $2.6 million as compared to $2.3 million in the prior-year period.
●	NOI* was $5.4 million as compared to $4.8 million in the prior-year period.
●	Adjusted EBITDA* was $3.5 million as compared to $3.4 million in the prior-year period.

*An explanation and reconciliation of non-GAAP financial measures are presented later in this press release.

30 West 4th Street, Cincinnati, OH, Phone: 212-509-4000

First Quarter 2024 Financial Results

Financial Results

Total revenue of $8.8 million during the first quarter of 2024 increased by 24.3% from $7.1 million in the prior-year quarter. Total property taxes and operating expenses for the first quarter of 2024 were $3.4 million, as compared to $2.3 million during the same period in 2023.

General and administrative expenses for the first quarter of 2024 of $3.0 million reflected $1.8 million of non-cash compensation, compared to general and administrative expenses for the first quarter of 2023 of $2.6 million, which reflected $1.7 million of non-cash compensation.

Interest expense for the first quarter of 2024 was $3.0 million, as compared to $3.6 million during the first quarter of 2023.

Net loss was $3.0 million, compared with $3.3 million in the comparable prior-year period.

Net Operating Income, defined by the Company as total revenues less property taxes and operating expenses, was $5.4 million for the first quarter of 2024, representing a 11.9% increase from the first quarter of 2023.

Adjusted EBITDA was $3.5 million for the first quarter of 2024, representing a 3.6% increase over the same year-ago period. The increase reflects the benefit of NOI improvement, partially offset by an increase in professional fees related to the timing of legal costs and general and administrative expenses due to increased headcount.

At March 31, 2024, the Company had $13.9 million in cash, cash equivalents, and restricted cash. As of March 31, 2024, total debt outstanding, including outstanding borrowings on the credit facility and notes payable, was $192.1 million, compared to total debt outstanding of $219.3 million as of March 31, 2023.

Summary and Outlook**

“We are pleased with our first quarter performance as it reflects the benefits of our strategy in the seasonally slowest period of the year. Our initial successes in improving our asset portfolio performance are encouraging and demonstrate our ability to leverage past investments in technology and analytics to drive increased demand and utilization.

“First quarter results, and our current visibility, support our full year 2024 guidance. We are pleased to re-affirm our expectation for 2024 revenue of $38 million to $40 million and Net Operating Income of $22.5 million to $23.25 million,” Mr. Chavez concluded.

**The Company does not provide a reconciliation for non-GAAP estimates on a forward-looking basis, where it is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. Please see Discussion and Reconciliation of Non-GAAP Measures later in this press release for further discussion.

First Quarter 2024 Conference Call and Webcast Information

Mobile will hold a conference call to discuss its first quarter 2024 results on Wednesday, May 15, 2024, at 4:30 p.m. ET. To participate on the day of the call, dial 1-866-652-5200, or internationally 1-412-317-6060, approximately ten minutes before the call and tell the operator you wish to join the Mobile Infrastructure Conference Call.

First Quarter 2024 Financial Results

A live webcast of the conference call will be available in the Investor Relations section of the Mobile Infrastructure website at 1Q24 Earnings Webcast. For those who are unable to listen to the live broadcast, an archived webcast will be available approximately two hours after the conclusion of the call, through August 15, 2024, on the Investor Relations website under “IR Calendar” under “News & Events”.

Forward-Looking Statements

Certain statements contained in this press release are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. All statements included in this press release that are not historical facts (including any statements concerning our net operating income and revenue projections, our assessment of various trends impacting our economic performance, the effects of implementation of strategic model changes, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements. Forward-looking statements are typically identified by the use of terms such as “may,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terminology.

The forward-looking statements included herein are based upon the Company’s current expectations, plans, estimates, assumptions and beliefs, which involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on operations and future prospects include, but are not limited to the fact that we previously incurred and may continue to incur losses, we may be unable to achieve our investment strategy or increase the value of our portfolio, our parking facilities face intense competition, which may adversely affect rental and fee income, we may not be able to access financing sources on attractive terms, or at all, which could adversely affect our ability to execute our business plan, and other risks and uncertainties discussed in the section titled “Risk Factors” of our final prospectus, filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933 on April 12, 2024, in connection with our registration statement on Form S-11 and subsequent filings the Company makes with the SEC from time to time, particularly under the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” including the Company’s Annual Report on Form 10-K, filed with the SEC on March 22, 2024 and Quarterly Reports on Form 10-Q.

Any of the assumptions underlying the forward-looking statements included herein could be inaccurate, and undue reliance should not be placed upon any forward-looking statements included herein. All forward-looking statements are made as of the date of this press release, and the risk that actual results will differ materially from the expectations expressed herein will increase with the passage of time. Except as otherwise required by the federal securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements made after the date of this press release, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this press release, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this press release will be achieved.

About Mobile Infrastructure Corporation

Mobile Infrastructure Corporation is a Maryland corporation. The Company owns a diversified portfolio of parking assets primarily located in the Midwest and Southwest. As of March 31, 2024, the Company owned 42 parking facilities in 21 separate markets throughout the United States, with a total of 15,400 parking spaces and approximately 5.2 million square feet. The Company also owns approximately 0.2 million square feet of retail/commercial space adjacent to its parking facilities. Learn more at www.mobileit.com.

Mobile Contact

David Gold

Lynn Morgen

beepir@advisiry.com

(212) 750-5800

First Quarter 2024 Financial Results

MOBILE INFRASTRUCTURE CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	As of March 31, 2024	As of December 31, 2023
	(unaudited)
ASSETS
Investments in real estate
Land and improvements	$160,235	$161,291
Buildings and improvements	259,378	260,966
Construction in progress	482	273
Intangible assets	10,173	10,187
	430,268	432,717
Accumulated depreciation and amortization	(31,909)	(29,838)
Total investments in real estate, net	398,359	402,879

Cash	9,149	11,134
Cash – restricted	4,795	5,577
Accounts receivable, net	3,190	2,269
Note receivable	3,120	—
Other assets	1,454	1,378
Total assets	$420,067	$423,237
LIABILITIES AND EQUITY
Liabilities
Notes payable, net	$133,681	$134,380
Revolving credit facility, net	58,450	58,523
Accounts payable and accrued expenses	12,970	14,666
Accrued preferred distributions	10,280	10,464
Earn-out Liability	1,125	1,779
Due to related parties	458	470
Total liabilities	216,964	220,282

Equity
Mobile Infrastructure Corporation Stockholders’ Equity
Preferred stock Series A, $0.0001 par value, 50,000 shares authorized, 2,483 and 2,812 shares issued and outstanding, with a stated liquidation value of $2,483,100 and $2,812,000 as of March 31, 2024 and December 31, 2023, respectively	—	—
Preferred stock Series 1, $0.0001 par value, 97,000 shares authorized, 34,470 and 36,677 shares issued and outstanding, with a stated liquidation value of $34,470,140 and $36,677,000 as of March 31, 2024 and December 31, 2023	—	—
Preferred stock Series 2, $0.0001 par value, 60,000 shares authorized, $46,000 issued and converted (stated liquidation value of zero as of March 31, 2024 and December 31, 2023, respectively)	—	—
Common stock, $0.0001 par value, 500,000,000 shares authorized, 28,637,379 and 27,858,539 shares issued and outstanding as of March 31, 2024 and December 31, 2023, respectively	2	2
Warrants issued and outstanding – 2,553,192 warrants as of March 31, 2024 and December 31, 2023	3,319	3,319
Additional paid-in capital	240,994	240,357
Accumulated deficit	(136,389)	(134,291)
Total Mobile Infrastructure Corporation Stockholders’ Equity	107,926	109,387
Non-controlling interest	95,177	93,568
Total equity	203,103	202,955
Total liabilities and equity	$420,067	$423,237

First Quarter 2024 Financial Results

MOBILE INFRASTRUCTURE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts, unaudited)

	For the Three Months Ended March 31,
	2024	2023
Revenues
Managed property revenue	$5,501	$—
Base rent income	1,643	2,080
Percentage rental income	1,683	5,023
Total revenues	8,827	7,103

Operating expenses
Property taxes	1,904	1,756
Property operating expense	1,521	518
Depreciation and amortization	2,093	2,126
General and administrative	3,017	2,620
Professional fees	689	469
Organizational, offering and other costs	—	33
Impairment	157	—
Total expenses	9,381	7,522

Other
Interest expense	(2,979)	(3,599)
(Loss) gain on sale of real estate	(42)	660
Other (expense) income, net	(68)	15
Change in fair value of Earn-out liability	654	—
Total other income (expense)	(2,435)	(2,924)

Net loss	(2,989)	(3,343)
Net loss attributable to non-controlling interest	(891)	(1,795)
Net loss attributable to Mobile Infrastructure Corporation’s stockholders	$(2,098)	$(1,548)

Preferred stock distributions declared - Series A	(37)	(54)
Preferred stock distributions declared - Series 1	(491)	(696)
Net loss attributable to Mobile Infrastructure Corporation’s common stockholders	$(2,626)	$(2,298)

Basic and diluted loss per weighted average common share:
Net loss per share attributable to Mobile Infrastructure Corporation’s common stockholders - basic and diluted	$(0.09)	$(0.18)
Weighted average common shares outstanding, basic and diluted	28,237,352	13,089,848

First Quarter 2024 Financial Results

Discussion and Reconciliation of Non-GAAP Measures

Net Operating Income

Net Operating Income (“NOI”) is presented as a supplemental measure of our performance. The Company believes that NOI provides useful information to investors regarding our results of operations, as it highlights operating trends such as pricing and demand for our portfolio at the property level as opposed to the corporate level. NOI is calculated as total revenues less property operating expenses and property taxes. The Company uses NOI internally in evaluating property performance, measuring property operating trends, and valuing properties in our portfolio. Other real estate companies may use different methodologies for calculating NOI, and accordingly, the Company’s NOI may not be comparable to other real estate companies. NOI should not be viewed as an alternative measure of financial performance as it does not reflect the impact of general and administrative expenses, depreciation and amortization, interest expense, other income and expenses, or the level of capital expenditures necessary to maintain the operating performance of the Company’s properties that could materially impact results from operations.

EBITDA and Adjusted EBITDA

Earnings Before Interest Expense, Taxes, Depreciation and Amortization (“EBITDA”) reflects net income (loss) excluding the impact of the following items: interest expense, depreciation and amortization, and the provision for income taxes, for all periods presented. When applicable, Adjusted EBITDA also excludes certain recurring and non-recurring items from EBITDA, including, but not limited to gains or losses from disposition of real estate assets, impairment write-downs of depreciable property, non-cash changes in the fair value of the Earn-Out liability, merger-related charges and other expenses, gains or losses on settlements, and stock-based compensation expense.

The use of EBITDA and Adjusted EBITDA facilitates comparison with results from other companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be dependent on a company’s capital structure, debt levels, and credit ratings. The tax positions of companies can also vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the jurisdictions in which they operate. EBITDA and Adjusted EBITDA also exclude depreciation and amortization expense because differences in types, use, and costs of assets can result in considerable variability in depreciation and amortization expense among companies. The Company excludes stock-based compensation expense in all periods presented to address the considerable variability among companies in recording compensation expense because companies use stock-based payment awards differently, both in the type and quantity of awards granted. The Company uses EBITDA and Adjusted EBITDA as measures of operating performance which allows for comparison of earnings and evaluation of debt leverage and fixed cost coverage. These non-GAAP financial measures should be considered along with, but not as alternatives to, net income (loss), cash flow from operations or any other operating GAAP measure.

Forward-Looking Basis

The Company does not provide a reconciliation for non-GAAP estimates on a forward-looking basis, where it is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing and/or amount of various items that would impact net income which is the most directly comparable forward-looking GAAP financial measure. This includes, for example, external growth factors and balance sheet items, that have not yet occurred, are out of the Company’s control and/or cannot be reasonably predicted. For the same reasons, the Company is unable to address the probable significance of the unavailable information. Forward-looking non-GAAP financial measures provided without the most directly comparable GAAP financial measures may vary materially from the corresponding GAAP financial measures.

The following table presents NOI as well as a reconciliation of NOI to Net Loss, the most directly comparable financial measure under GAAP reported in our consolidated financial statements, for the three months ended March 31, 2024 and 2023 (in thousands):

	For the Three Months Ended March 31,
	2024	2023	%
Revenues
Managed Property Revenue	$5,501	$—
Base Rent Income	1,643	2,080
Percentage rental income	1,683	5,023
Total revenues	8,827	7,103	24.3%
Less:
Property taxes	1,904	1,756
Property operating expense	1,521	518
Net Operating Income	5,402	4,829	11.9%

Reconciliation
Net loss	(2,989)	(3,343)
Loss (gain) on sale of real estate	42	(660)
Other expense (income)	68	(15)
Change in fair value of Earn-out liability	(654)	—
Interest expense	2,979	3,599
Depreciation and amortization	2,093	2,126
General and administrative	3,017	2,620
Professional fees	689	469
Organizational, offering and other costs	—	33
Impairment	157	—
Net Operating Income	$5,402	$4,829

First Quarter 2024 Financial Results

The following table presents the calculation of EBITDA and Adjusted EBITDA for the three months ended March 31, 2024 and 2023 (in thousands):

	For the Three Months Ended March 31,
	2024	2023
Reconciliation of Net loss to Adjusted EBITDA Attributable to the Company
Net Income (Loss)	$(2,989)	$(3,343)
Interest expense	2,979	3,599
Depreciation and amortization	2,093	2,126
EBITDA Attributable to the Company	$2,083	$2,382
Organization and offering costs	—	33
Impairment of real estate	157	—
Change in fair value of Earnout liability	(654)	—
Loss (gain) on sale of real estate	42	(660)
Transaction costs	105	—
Equity based compensation	1,799	1,654
Adjusted EBITDA Attributable to the Company	$3,532	$3,409

Exhibit 99.2

Mobile Infrastructure Corporation Names New Chief Financial Officer

●	Seasoned accounting executive adds public company experience to Mobile Infrastructure’s leadership team as Chief Financial Officer

●	Stephanie Hogue will remain in her current role as President and Director

CINCINNATI, May 15, 2024 Mobile Infrastructure Corporation (NYSE American: BEEP) (“Mobile,” “Mobile Infrastructure,” or the “Company”), one of the largest institutional-quality, mobility-focused parking asset owners in the U.S. today announced the appointment of Paul Gohr as Chief Financial Officer (“CFO”), effective May 16, 2024. Mr. Gohr takes on the CFO responsibility from Stephanie Hogue, who will remain in her role as President and a member of the Board of Directors.

Prior to joining Mobile Infrastructure, Mr. Gohr served as Chief Accounting Officer and Vice President of Corporate Finance of CECO Environmental Corp. (NASDAQ: CECO), a leading environmentally focused, diversified industrial company. At CECO, he led corporate functions including finance, accounting, treasury, and tax. Previously, Mr. Gohr served in various roles of increasing responsibility within Grant Thornton LLP, a global public accounting firm. Mr. Gohr is a Certified Public Accountant and earned a bachelor’s degree in Business, Accountancy and a Masters of Accountancy degree from Miami University.

“We are pleased to welcome Paul to the BEEP team. He is a results-driven and accomplished executive with an impressive track record of accounting excellence and change management,” said Manuel Chavez, CEO and Co-Chairman of the Board of Directors. “Paul’s public company experience will benefit all stakeholders, and he adds bench strength and expertise to our team as we continue to build the Company’s financial performance.”

“I am thrilled to join Mobile Infrastructure at this important time in its history. Mobile’s diversified portfolio of parking assets throughout the United States, past investments in technology and analytics, together with management’s long-standing industry experience, position the Company to achieve its next phase of growth,” said Mr. Gohr. “I look forward to being part of the executive team and will be focused on driving financial and operational improvements in the years ahead.”

In conclusion, Mr. Chavez noted, “I want to thank Stephanie for her willingness to remain in the CFO role until we found the right person for Mobile’s next stage of growth. Since she stepped in as CFO in 2021, we have made substantial progress in financial reporting and in executing strategic transactions. Stephanie now can focus her time externally with investors, partners, and capital providers, as well as help execute the strategic vision of BEEP.”

About Mobile Infrastructure Corporation

Mobile Infrastructure is the only publicly traded company in the United States focused exclusively on the ownership and optimization of parking assets across the United States. Mobile invests primarily in parking lots and garages and relies on in-house expertise and technologies to optimize asset utilization. Mobile is an industry leader in positioning central business district parking facilities as micro-mobility hubs. As of March 31, 2024, Mobile owned 42 parking facilities located in 21 separate markets throughout the United States, with more than 15,400 parking spaces. For more information, please visit www.mobileit.com.

Mobile Contact

David Gold

Lynn Morgen

beepir@advisiry.com

(212) 750-5800